Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED APRIL 1, 2005, APRIL 2, 2004, MARCH 28, 2003,

MARCH 29, 2002, AND MARCH 30, 2001

(Dollars in Thousands)

	Fiscal Year Ended
	2005		2004		2003		2002		2001
Fixed charges:
Interest expense	$6,856		$5,560		$12,554		$8,201		$11,374
Capitalized interest	469		27		—		1,801		1,612
Interest component of rental expense	13,229		8,962		12,985		12,440		12,768

Fixed charges	$20,554		$14,549		$25,539		$22,442		$25,754

Earnings:
Income (loss) from continuing operations before provision for income taxes	$56,154		$46,300		$14,129		$17,934		$(37,593)
Add: Fixed charges	20,554		14,549		25,539		22,442		25,754
Less: Capitalized interest	469		27		—		1,801		1,612

Total earnings (loss)	$76,239		$60,822		$39,668		$38,575		$(13,451)

Ratio of earnings (loss) to fixed charges:
Total earnings (loss)	$76,239		$60,822		$39,668		$38,575		$(13,451)
Fixed charges	$20,554		$14,549		$25,539		$22,442		$25,754
Ratio	3.7	(a)	4.2	(a)	1.6	(a)	1.7	(a)	(0.5	)(a)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.